

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

February 15, 2008

Thelen Reid Brown Raysman & Steiner LLP
As Agent for Service for China Bak Battery, Inc.
701 8th St., N.W.
Washington, DC 20001

> **Re: China Bak Battery, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 21, 2007**
> **File No. 333-148523**

Dear Sir/Madam:

We have reviewed your response letter dated February 5, 2008 and related filings. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

Incorporation by Reference, page 6

Form 10-K for the fiscal year ended September 30, 2007

Note 20. Commitments and Contingencies, page F-36

(iv) Outstanding Discounted Bills and Transferred Bills, page F-37

1.   We note your response to prior comment 9 in our letter dated January 14, 2008. We do not
        see where you have considered that you remain contingently liable on the bills receivable in
        the event the bill issuer defaults in your analysis under SFAS 140. Tell us why this
        provision does not impact your ability to record the transfer as a sale rather than as a
        secured borrowing with the pledge of collateral.

Form 10-Q for the quarterly period ended December 31, 2007

Note 1. Principal Activities, Basis of Presentation and Organization, page F-7

2.   We reference prior comment 6 in our letter dated January 14, 2008. We have the following
        questions regarding your accounting for the Escrow Agreement.
        • We see that Mr. Li's contribution of 2,179,550 shares of common stock to the escrow is
          for the benefit of the company to use if the performance milestones of the private
          placement are not met. Please tell us why these shares would not be considered a
          contribution to the company and recorded as treasury stock and a debit to APIC when
          the shares are placed into escrow. Discuss whether the escrow is being held for the
          benefit of the company and if the shares remain in the name of Mr. Li. If the release of
          these shares back to Mr. Li would have been compensatory then it appears that the
          company had taken ownership of the shares upon contribution to the escrow.   Please
          advise.
        • If the shares should not be recorded as a treasury stock at the time the shares are placed
          into escrow, please tell us why the shares should not be recorded as a contribution to the
          company at the time the performance thresholds were deemed to be not met.
        • Please tell us how you accounted for the release of 1,089,775 shares to the investors for
          not meeting the performance thresholds for fiscal year 2006.
        • We see the disclosure that as of October 25, 2007, 1,089,775 shares related to the fiscal
          year 2005 performance threshold were held as treasury shares, yet we do not see
          treasury shares on your statement of shareholder's equity at December 31, 2007.

China Bak Battery, Inc.
February 15, 2008
Page 3

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding these comments. Please contact Tom Jones at (202) 551-3602 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief